UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

As previously announced, WalkMe Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), on June 4, 2024, pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent.

The waiting period applicable to the Merger under the U.S. Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expired at 11:59 p.m., Eastern Time, on Wednesday July 17, 2024.

Expiration of the waiting period under the HSR Act satisfies a condition necessary for the consummation of the Merger. Consummation of the Merger remains subject to other pending conditions described in the Merger Agreement furnished to the Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K on June 5, 2024.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company has furnished to the SEC and mailed or otherwise provided to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”), and each party will file or furnish other documents regarding the proposed transaction with the SEC. The proxy statement sent to the shareholders of the Company contains important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AND OTHER RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

This communication is not a substitution for the proxy statement, proxy card or for any other documents that the Company may furnish to the SEC or send to shareholders in connection with the proposed Merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT, PROXY CARD AND ANY OTHER RELEVANT MATERIALS (WHEN THEY BECOME AVAILABLE) FILED OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, the Company’s website at ir.walkme.com, or www.proxyvote.com, or by directing the request to the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. The contents of WalkMe’s website are not deemed to be incorporated by reference into the Form 6-K or the proxy statement.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statements (File Nos. 333-257354, 333-263823, 333-270537 and 333-278034).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing for completing the proposed transaction and the terms thereof, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, involve a number of risks and uncertainties that could significantly affect the financial or operating results of Parent, the Company or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Neither Parent nor the Company can give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed transaction; the satisfaction of the conditions to the consummation of the proposed transaction, including the receipt of certain regulatory approvals, and the timing of the closing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the potential that the Company’s shareholders may not approve the proposed transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors; the potential impact of the announcement of the proposed transaction on operating results, business generally and business relationships, including with employees, customers, partners, suppliers and competitors; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; actual or threatened legal proceedings that have been or may be instituted against Parent or the Company in connection with the proposed transaction or otherwise; the ability and costs related to retaining key personnel and clients; risks related to diverting management’s attention from ongoing business operations; delays, challenges, costs, fees, expenses and charges related to the proposed transaction; actions by competitors; general adverse economic, political, social and security conditions in the regions and industries in which Parent and the Company operate, including relating to Israel’s ongoing war with Hamas and other terrorist organizations in the Middle East and general hostilities; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s respective traded securities; natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, cybersecurity attack or ransomware request and terrorist attacks; and those additional risks and factors discussed in reports filed or furnished with the SEC by Parent and the Company, including Parent’s and the Company’s most recent respective Annual Reports on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Reports filed or furnished with the SEC by Parent are also available on Parent’s website at www.sap.com/investors/en.html and by the Company on the Company’s website at ir.walkme.com. Moreover, other risks and uncertainties of which Parent or the Company are not currently aware or may not currently consider material may also affect each party’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this Form 6-K are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Parent or the Company on their respective websites or otherwise. Neither Parent nor the Company undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 18, 2024. Additional information regarding the interests of such individuals in the proposed transaction are included in the proxy statement relating to the proposed transaction which was filed with the SEC on July 2, 2024. Investors should read the proxy statement carefully before making any voting or investment decisions. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and the Company’s Investor Relations website (ir.walkme.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WalkMe Ltd.

Date: July 18, 2024	By:	/s/ Paul Shinn
Paul Shinn
General Counsel